

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

August 3, 2017

John L. Skibski
Executive Vice President and Chief Financial Officer
MBT Financial Corp.
102 E. Front St.
Monroe, MI 48161

**Re: MBT Financial Corp.
          Registration Statement on Form S-3
          Filed July 28, 2017
          File No. 333-219522**

Dear Mr. Skibski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Martin D. Werner, Esq.